AGREEMENT

THIS AGREEMENT (this "Agreement"), dated as of the 8 day of April, 2015 (the "Effective Date"), is made by and among Noble Roman's, Inc., an Indiana corporation (the "Company"), Red Alder GP, LLC, a Delaware limited liability company ("Red Alder"), and each of the entities and natural persons listed on Exhibit A attached hereto and their respective Affiliates (collectively with Red Alder, the "Shareholder Parties"). Each of the Company and each of the Shareholder Parties is a "Party" and collectively they are the "Parties."

RECITALS

WHEREAS, the Company and the Shareholder Parties have engaged in various discussions and communications concerning the Company's business, financial performance and strategic plans; and

WHEREAS, the Shareholder Parties are deemed to beneficially own in the aggregate 1,391,503 shares of common stock, no par value ("Common Stock"), of the Company, or approximately 6.9% of the Common Stock issued and outstanding on the Effective Date; and

WHEREAS, the Company and the Shareholder Parties have determined to come to an agreement with respect to the appointment of members of the Company's Board of Directors (the "Board"), certain matters related to the 2015 Annual Meeting of the Shareholders of the Company (the "2015 Annual Meeting") and certain other matters, in each case as provided in this Agreement.

AGREEMENT

NOW THEREFORE, in consideration of these premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1. Board Appointments; 2015 Annual Meeting; Board Matters.

(a) Promptly following the execution of this Agreement, the Board will take all action reasonably necessary to (i) increase the size of the Board by one seat and (ii) appoint Schuster Tanger (the "Appointed Director") to fill such resulting vacancy, to be designated as a Class I director, whose term of office is to expire at the 2017 Annual Meeting of the Shareholders of the Company.

(b) Each of the Shareholder Parties agrees, except as provided in Sections 1(a), and 1(f), not to, directly or indirectly: (i) nominate any person for election at the 2015 Annual Meeting; (ii) submit any proposal for consideration at, or bring any other business before, the 2015 Annual Meeting; (iii) initiate, encourage or participate in any "withhold" or similar campaign with respect to the 2015 Annual Meeting; or (iv) publicly or privately encourage or support any other shareholder to take any of the actions described in this Section 1(b).

(c) At the 2015 Annual Meeting, each Shareholder Party agrees to appear in person or by proxy and vote, or cause to be voted, all of the shares of Common Stock it beneficially owns (i) in favor of each of the individuals nominated for election to the Board; (ii) to ratify the appointment of Somerset CPAs, P.C., as the Company's independent registered public accounting firm for the year ending December 31, 2015; and (iii) in accordance with the Board's recommendation with respect to any other matter that comes before the 2015 Annual Meeting. Additionally, at any annual or special meeting of the shareholders of the Company, other than the 2015 Annual Meeting, or any adjournment or

postponement thereof, that occurs during the Standstill Period, each Shareholder Party agrees to appear in person or by proxy and vote, or caused to be voted, all of the shares of Common Stock it beneficially owns (1) in favor of each of the directors nominated for election by the Board; (2) to ratify the appointment of the Company's independent registered public accounting firm; and (3) in accordance with the Board's recommendation with respect to any other matter that comes before any such meeting.

(d)   Each of the Shareholder Parties acknowledges that all of members of the Board, including the Appointed Director, are required to comply with all current and future policies procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company's code of business' conduct and ethics, securities trading policies, director confidentiality policies, and corporate governance guidelines, and preserve the confidentiality of Company business and information, including discussions of matters considered in meetings of the Board or Board committees. Each of the Shareholder Parties further acknowledges that the Appointed Director shall be required to provide to the Company the information required to be or customarily disclosed for directors, candidates for directors, and their affiliates and representatives in a proxy statement or other filings under applicable law or stock exchange rules or listing standards, information in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations, and such other information as reasonably requested by the Company from time to time. Each Shareholder Party shall ensure that the Appointed Director has provided, and provides, the Company with the information contemplated by this Section 1(d) and otherwise complies herewith. Each Shareholder Party shall provide the Company with such information concerning such Shareholder Party as is required to be disclosed under applicable law or stock exchange regulations.

(e)   Each of the Shareholder Parties agrees that it will cause each of its Affiliates and Associates (each as defined below) to comply with such Shareholder Party's obligations under this Agreement and shall be responsible for the failure of any Affiliate or Associate to do so.

(f)   The Company agrees that if an Appointed Director is unable to serve as a director, resigns as a director or is removed as a director during the Standstill Period (as defined below), then the Shareholder Parties shall have the ability to recommend a substitute person(s); provided that any substitute person recommended by the Shareholder Parties shall qualify as "independent" under the New York Stock Exchange listing standards and the Company's corporate governance policies then in effect, and have relevant financial and business experience to fill the resulting vacancy in the reasonable judgment of the Board. In the event the Board does not accept a substitute person recommended by the Shareholder Parties, the Shareholder Parties will have the right to recommend additional substitute person(s) for consideration by the Board. Upon the acceptance of a replacement director nominee by the Board, it will take such actions as necessary to appoint such person to the Board reasonably promptly thereafter.

2.   Standstill.

(a)   As used in this Agreement, the "Standstill Period" means the period commencing on the Effective Date and ending on August 31, 2017. Each Shareholder Party agrees that, during the Standstill Period, neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any manner:

(i) make, engage in or in any way participate in any solicitation of proxies or consents or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the "Exchange Act")) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of shareholders), in each case, with respect to the securities of the Company;

(ii) form, join or in any way participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act), with respect to the securities of the Company (other than a "group" that consists exclusively of the persons identified on Exhibit A for purposes consistent with this Agreement), except that nothing in this Agreement will limit the ability of an Affiliate or Associate of a Shareholder Party to join the Shareholder Party "group" following the execution of this Agreement, so long as any such Affiliate or Associate has executed and delivered to the Company a written joinder agreeing to be bound by the terms and conditions of this Agreement;

(iii) deposit any securities of the Company in any voting trust or subject any securities of the Company to any arrangement or agreement with respect to the voting of any securities of the Company, other than any such voting trust, arrangement or agreement solely among the Shareholder Parties and otherwise in accordance with this Agreement;

(iv) seek or encourage any person to submit nominations in furtherance of a "contested solicitation" for the election or removal of directors (including pursuing or encouraging any "withhold" or similar campaign) with respect to the Company, initiate, encourage or participate in any other action with respect to the election or removal of any directors, except as contemplated by this Agreement, or otherwise seek to advise, influence or control the management (or any change thereof), governance, policies, business or affairs of the Company;

(v) (A) initiate, encourage or participate in any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Company or seek or encourage any other person to do so, (B) initiate, encourage or participate in any offer or proposal (with or without conditions) with respect to a merger, acquisition, recapitalization, restructuring, disposition or other transaction involving the Company, or seek or encourage any third party to do so or to engage in any related activity or (C) initiate, encourage or participate in any public communication in opposition to any merger, acquisition, recapitalization, restructuring, disposition or other transaction approved by the Board;

(vi) institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions) other than to enforce the provisions of this Agreement;

(vii) seek, alone or in concert with others, representation on the Board, or other change in the size or composition of the Board, except as specifically contemplated in Section 1;

(viii) seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Company at any annual or special meeting of shareholders, except in accordance with Section 1 and such advice, encouragement, support or influence that is consistent with the Board's recommendations on such matters;

(ix) seek to have the Company or any of its Affiliates or Associates waive or make amendments or modifications to its respective charter, bylaws or other governing documents, waive any rights under applicable law or take other actions that may impede or facilitate the acquisition of control of the Company or such Affiliate or Associate, by any person;

(x) initiate, encourage or participate in any request or submit any proposal to amend or waive the terms of this Agreement other than through non-public communications with the Company that would not trigger public disclosure obligations for any Party; or

(xi) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any matter set forth in this Section 2(a).

(b)   Each Shareholder Party agrees (i) not to take any action, (ii) vote any securities of the Company that it owns or controls, or (iii) make any public statement regarding the Company unless such Shareholder Party acts, votes or makes a statement in a manner that is consistent with all Shareholder Parties and in compliance with this Agreement.

(c)   Each Shareholder Party will be entitled to engage in private communications with shareholders and other third parties as long as such communications are in compliance with the requirements of this Agreement.

3.   Representations and Warranties of the Company. The Company represents and warrants to the Shareholder Parties that (a) the Company has the corporate power and authority to execute and deliver this Agreement, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid, binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors or by general equity principles (collectively, "Enforceability Exceptions"), and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (ii) result in any breach or violation of or constitute a default (or any event that with notice or lapse of time or both could constitute a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

4.   Representations and Warranties of the Shareholder Parties. Each Shareholder Party represents and warrants to the Company that (a) its applicable authorized signatory named on the signature page of this Agreement has the power and authority to execute and deliver this Agreement and any other documents or agreements to be entered into in connection with this Agreement, (b) this Agreement has been duly and validly authorized, executed and delivered by such Shareholder Party, constitutes the valid, binding obligation of, and is enforceable against, such Shareholder Party in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions, (c) the execution of this Agreement, the consummation of any of the transactions contemplated by the Agreement and the fulfillment of the terms of this Agreement, in each case in accordance with the terms of this Agreement, will not conflict with or result in a breach or violation of the organizational documents

of such Shareholder Party as in effect on the Effective Date, (d) the execution, delivery and performance of this Agreement by such Shareholder Party does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to such Shareholder Party or (ii) result in any breach or violation of or constitute a default (or any event that with notice or lapse of time or both could constitute a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such Shareholder Party is a party or by which such Shareholder Party is bound, (e) as of the Effective Date, the Shareholder Parties are deemed to beneficially own in the aggregate 1,391,503 shares of Common Stock, and (f) no Shareholder Party has, or has any right to acquire, any interest in any other securities of the Company (or any rights, options or other securities convertible into, exercisable or exchangeable for such securities or any obligations measured by the price or value of any securities of the Company or any of its Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Stock, in each case (i) whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event, (ii) whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), (iii) whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and (iv) without regard to any short position under any such contract or arrangement).

5. Press Release. Except for the filing of an amendment to the Shareholder Parties' previously filed Statement on Schedule 13D, no Shareholder Party will issue any press release or other public announcement without the prior written consent of the Company.

6. Non-Disparagement.

(a) Each Shareholder Party hereby covenants and agrees, during the Standstill Period, not to make, or cause to be made, any statement or announcement that relates to or constitutes an *ad hominem* attack on, or relates to or otherwise disparages, the Company or its officers, directors or employees, or any person who serves as an officer, director or employee of the Company on or following the date of this Agreement, (i) in any document or report filed with or furnished to the Securities and Exchange Commission or any other governmental agency, (ii) in any press release, other publicly available format or website or social media posting, (iii) to any analyst, journalist or member of the media (including without limitation, in a television, radio, newspaper, magazine or internet interview) or (iv) in any other public forum (other than pursuant to compelled testimony, whether by legal process, subpoena or similar means).

(b) The Company hereby covenants and agrees, during the Standstill Period, not to make, or cause to be made, and that its directors shall not make, any statement or announcement that relates to or constitutes an *ad hominem* attack on, or relates to or otherwise disparages, any Shareholder Party or their respective officers, directors or employees, or any person who serves as an officer, director or employee of any Shareholder Party on or following the date of this Agreement, (i) in any document or report filed with or furnished to the Securities and Exchange Commission or any other governmental agency, (ii) in any press release, other publicly available format or website or social media posting, (iii) to any analyst, journalist or member of the media (including without limitation, in a television, radio, newspaper, magazine or internet interview) or (iv) in any other public forum (other than pursuant to compelled testimony, whether by legal process, subpoena or similar means).

7. Expenses. Each Party shall be responsible for its fees and expenses (including legal expenses) paid or payable to third parties as of the Effective Date in connection with the negotiation and execution of this Agreement.

8.   Definitions. For purposes of this Agreement:

(a)   The terms "Affiliate" and "Associate" will have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Exchange Act and will include all persons that, subsequent to the Effective Date, become Affiliates or Associates of any person referred to in this Agreement.

(b)   The terms "beneficial owner" and "beneficially own" or words of similar import shall have the same meanings as set forth in Rule 13d-3 under the Exchange Act, except that a person shall also be deemed to be the beneficial owner of all shares which such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to the exercise of any rights in connection with any securities or any agreement, arrangement or understanding (whether or not in writing), regardless of when such rights may be exercised and whether they are conditional, and all shares which such person or any of such person's Affiliates or Associates has or shares the right to vote or dispose.

(c)   The terms "person" or "persons" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

9.   Specific Performance; Remedies. Each Shareholder Party, on the one hand, and the Company, on the other hand, acknowledge and agree that irreparable injury to the other Party would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). The Parties accordingly agree that each Shareholder Party, on the one hand, and the Company, on the other hand (as applicable, "Moving Party"), will each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms of this Agreement and the other Party will not take action, directly or indirectly, in opposition to such relief sought by the Moving Party on the ground that any other remedy or relief is available at law or in equity. This Section 9 is not the exclusive remedy for any violation of this Agreement. FURTHERMORE, EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY.

10.   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and will in no way be affected, impaired or invalidated. The Parties hereby stipulate and declare it to be their intention that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any such term, provision, covenant or restriction that may after the Effective Date be declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

11.   Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile or e-mail (if such transmission is transmitted to the facsimile number set forth below or the e-mail address set forth below and appropriate confirmation is received); or (c) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the receiving Party. The addresses, facsimile numbers and e-mail addresses for such communications will be:

If to the Company:

> Noble Roman's, Inc.
> One Virginia Avenue, Suite 300
> Indianapolis, Indiana
> Attention: Paul W. Mobley
> Telephone: (317) 634-3377
> Facsimile: (317) 685-2294
> E-mail: pmobley@nobleromans.com

with a copy (which will not constitute notice) to:

> Thompson Coburn LLP
> One US Bank Plaza
> St. Louis, MO 63101
> Attention: Thomas A. Litz
> Telephone: (314) 552-6072
> Facsimile: (314) 552-6072
> E-mail: tlitz@thompsoncoburn.com

If to any Shareholder Party:

> Red Alder GP, LLC
> 80 Broad Street, Suite 2502
> New York, New York 10004
>
> Attention: Schuster Tanger
> Telephone: (212) 257-4292
> Facsimile: (212) 257-4289
> E-mail: schuster.tanger@red-alder.com

with a copy (which will not constitute notice) to:

> Olshan Frome Wolosky LLP
> Park Avenue Tower
> 65 East 55th Street
> New York, New York 10022
> Attention: Steve Wolosky, Esq.
> Telephone: (212) 451-2300
> Facsimile: (212) 451-2222
> E-mail: swolosky@olshanlaw.com

12.   Applicable Law; Jurisdiction. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of Indiana without reference to the conflict of laws principles thereof. Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising under this Agreement, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising under this Agreement brought by the other Party or its successors or assigns, will be brought and determined exclusively in the state courts located in Marion County, Indiana and any state appellate court therefrom within the State of Indiana (or if any state court declines to accept jurisdiction over a particular matter, the

United States District Court for the Southern District of Indiana). Each of the Parties hereby irrevocably submits, with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement or its subject matter may not be enforced in or by such courts.

13.   Counterparts. This Agreement may be executed in multiple counterparts, each of which is an original and which collectively are a single instrument, effective when counterparts have been signed by each Party and delivered to the other Party (including by means of electronic delivery or facsimile).

14.   Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries. This Agreement contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth in this Agreement. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Company and Red Alder, except that the signature of an authorized representative of the Company will not be required to permit an Affiliate of a Shareholder Party to agree to be listed on Exhibit A and be bound by the terms and conditions of this Agreement. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy under this Agreement will operate as a waiver, nor will any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise of that or any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their successors, heirs, executors, legal representatives and permitted assigns. No Party will assign this Agreement or any rights or obligations under this Agreement without the advance written consent of the other Party. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons.

15.   Interpretation and Construction. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the Parties shall be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each of the Parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the day and year first above written.

COMPANY:

NOBLE ROMAN'S, INC.

By: [signature]
Name: Paul Mobley
Title: Executive Chairman

SHAREHOLDER PARTIES:

RED ALDER GP, LLC

By: [signature]
Name: Schuster Tanger
Title: Co-Managing Member

RED ALDER MASTER FUND L.P.

By: [signature]
Name: Schuster Tanger
Title: Co-Managing Member

[signature]
SCHUSTER TANGER

<u>Exhibit A</u>

Shareholder Parties

Red Alder Master Fund L.P.
Schuster Tanger